FOIA CONFIDENTIAL TREATMENT REQUEST

BY MERCK & CO., INC. PURSUANT TO 17 C.F.R. § 200.83

Merck & Co., Inc. One Merck Drive P.O. Box 100 Whitehouse Station, NJ 08889-0100

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

August 5, 2011

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Merck & Co., Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010, Filed February 28, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011, Filed May 9, 2011
File No. 001-06571

Dear Mr. Rosenberg:

We are submitting this letter in response to your comment letter dated July 8, 2011 addressed to Peter N. Kellogg, Executive Vice President and Chief Financial Officer relating to Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the quarterly period ended March 31, 2011. For ease of reference, we have repeated your comments prior to our responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business

Research and Development, page 15

1.	Regarding the chart of your current research pipeline at page 21, for each late stage research and development drug listed please provide us proposed disclosure to be included in future periodic reports showing the following:

•	The month and year the drug candidate entered phase III clinical development; and

•	Any significant patents associated with the drug candidates and the related expiration dates.

In response to the first part of the Staff’s comment, set forth below is the Company’s proposed disclosure to be included in future periodic filings, beginning with our second quarter Form 10-Q, that reflects the month and year drug candidates entered Phase III clinical development:

The chart below reflects the Company’s research pipeline as of July 29, 2011. Candidates shown in Phase III include specific products and the date such candidate entered into Phase III development.

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Candidates shown in Phase II include the most advanced compound with a specific mechanism or, if listed compounds have the same mechanism, they are each currently intended for commercialization in a given therapeutic area. Small molecules and biologics are given MK-number designations and for legacy Schering-Plough compounds SCH-number designations, and vaccine candidates are given V-number designations. Candidates in Phase I, additional indications in the same therapeutic area and additional claims, line extensions or formulations for in-line products are not shown.

Phase II	Phase III (Phase III entry date)	Under Review

Allergy

MK-8237 (SCH 900237), Immunotherapy(1)

Cancer

MK-0646 (dalotuzumab)

MK-7965 (SCH 727965) (dinaciclib)

Clostridium difficile Infection

MK-3415A

Contraception, Medicated IUS

MK-8342 (SCH 900342)

COPD

MK-7123 (SCH 527123) (navarixin)

Diabetes Mellitus

MK-3102

Hepatitis C

MK-5172

Insomnia

MK-3697

MK-6096

Osteoporosis

MK-5442

Overactive Bladder

MK-4618

Pneumoconjugate Vaccine

V114

Progeria

MK-6336 (SCH 066336) (lonafarnib)

Psoriasis

MK-3222 (SCH 900222)

Allergy

MK-7243 (SCH 697243), Grass pollen(1) (March 2008)

MK-3641 (SCH 039641), Ragweed(1) (September 2009)

Atherosclerosis

MK-0524A (extended-release niacin/

laropiprant) (U.S.) (December 2005)

MK-0524B (extended-release niacin/

laropiprant/simvastatin) (July 2007)

MK-0859 (anacetrapib) (May 2008)

Atrial Fibrillation

MK-6621 (vernakalant i.v.) (U.S.) (August 2003) (2)

Cervical Cancer

V503 (HPV vaccine (9 valent)) (September 2008)

COPD

MK-0877A (SCH 418131) (Zenhale) (EU) (August 2006)

Diabetes

MK-0431C (sitagliptin/pioglitazone) (September 2008)

Fertility

MK-8962 (SCH 900962) (corifollitropin alfa

injection) (U.S.) (July 2006)

Hepatitis C

MK-7009 (vaniprevir)(3) (June 2011)

Herpes Zoster

V212 (inactivated VZV vaccine) (December 2010)

Insomnia

MK-4305 (suvorexant) (December 2009)

Neuromuscular Blockade Reversal

MK-8616 (SCH 900616) (Bridion) (U.S.) (November 2005)

Osteoporosis

MK-0822 (odanacatib) (September 2007)

Parkinson’s Disease

MK-3814 (SCH 420814) (preladenant) (July 2010)

Pediatric Hexavalent Combination Vaccine

V419 (April 2011)

Sarcoma

MK-8669 (ridaforolimus) (October 2007)

Thrombosis

MK-5348 (SCH 530348) (vorapaxar) (September 2007)

Atherosclerosis

MK-0653C (ezetimibe/atorvastatin) (U.S.)

Contraception

MK-8175A (SCH 900121) (Zoely) (NOMAC/E2) (EU) (U.S.)

Diabetes

MK-0431D (sitagliptin/simvastatin) (U.S.)

MK-0431A XR (sitagliptin/

extended-release metformin) (U.S.) (4)

Glaucoma

MK-2452 (tafluprost) (U.S.)

Footnotes:

(1)  North American rights only.

(2) Vernakalant i.v. for atrial fibrillation started Phase III clinical trials in August 2003 sponsored by Cardiome in collaboration with Astellas.

(3)  For development in Japan only.

(4)  In July 2011, Merck received a Complete Response letter from the FDA.

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BY MERCK & CO., INC. PURSUANT TO 17 C.F.R. § 200.83

In response to the second part of the Staff’s comment, set forth below is the proposed disclosure to be included in future 10-K filings within Item 1 “Business – Patents, Trademarks and Licenses”:

The Company has the following key U.S. patent protection for drug candidates in Phase III development:

Phase III Drug Candidate	Currently Anticipated Year of Expiration (in U.S.) (1)(2)(3)(4)
MK-7243 (SCH 697243)	N/A(5)
MK-3641 (SCH 039641)	N/A(5)
MK-0524A	2023
MK-0524B	2023
MK-0859	2027
V503	2024 (compound) / 2026 (method of making/use)
MK-0877A (SCH 418131)	2020 (combination)
MK-0431C	2022 (compound) / 2026 (salt)
MK-8962 (SCH 900962)	2018
MK-7009	2027
V212	2016 (method of use)
MK-4305	2029
MK-8616 (SCH 900616)	2021
MK-0822	2024
MK-3814 (SCH 420814)	2021
V419	2020 (method of making/vectors)
MK-8669	2023
MK-5348 (SCH 530348)	2024

(1)	Compound patent unless otherwise noted.
(2)	Subject to any future patent term restoration of up to five years and six month pediatric market exclusivity, either or both of which may be available.
(3)

Depending on the circumstances surrounding any final regulatory approval of the compound, there may be other listed patents or patent applications pending that could have relevance to the product as finally approved; the relevance of any such application would depend upon the claims that ultimately may be granted and the nature of the final regulatory approval of the product.

(4)

Regulatory exclusivity tied to the protection of clinical data is complementary to patent protection, and in many cases may provide more efficacious or longer lasting marketing exclusivity than a compound’s patent estate. In the United States, the data protection generally runs 5 years from first marketing approval of a new chemical entity extended to 7 years for an orphan drug indication and 12 years from first marketing approval of a biological product.

(5)	Twelve years of data exclusivity from first marketing approval is expected.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development, page 61

2.	In order to help us evaluate your disclosure about the resources that you expend in your research and development activities, please provide us the composition of research and development expenses incurred during 2010 and 2009 other than those that you separately explain (i.e. IPR&D impairment, restructuring activities and the ARIAD agreement). In this regard, please provide us a break-out, if practicable, by development phase (i.e. preclinical versus clinical), by therapeutic class or by some other function/nature for which you report these costs internally.

In 2010, research and development (“R&D”) expenses were comprised of the costs associated within Merck Research Labs (“MRL”), our human health research and development division, certain costs from operating segments, including Pharmaceutical, Animal Health and Consumer Care, as well as from other

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FOIA CONFIDENTIAL TREATMENT REQUEST

BY MERCK & CO., INC. PURSUANT TO 17 C.F.R. § 200.83

divisions responsible for production, general and administrative and depreciation. R&D expenses in 2010 also include in-process research and development impairment charges and research and development related restructuring charges. In 2010, expenses from MRL were approximately 54% of total research and development expense. In-process research and development impairment charges, research and development costs incurred by other divisions and research and development related restructuring charges were approximately 22%, 20% and 4%, respectively, of total research and development expense. Included in the 20% of research and development costs incurred by other divisions are items such as animal health research and development, certain clinical manufacturing performed by our manufacturing division and direct research and development facility costs including repairs and maintenance and depreciation. In 2009, expenses from MRL were approximately 55% of total research and development expense. Research and development costs incurred by other divisions and research and development related restructuring charges were approximately 41% and 4%, respectively, of total research and development expense. Included in the 41% of research and development costs incurred by other divisions are items such as two months of Schering Plough research and development, certain clinical manufacturing performed by our manufacturing division and direct research and development facility costs including repairs and maintenance and depreciation. Due to the timing and variability of certain research and development costs such as restructuring and in-process research and development impairments, MRL and the divisional research and development contribution to total research and development could vary significantly.

Similar to the Company’s overall management reporting structure, as discussed in Note 20 to the Company’s Form 10-K Segment Reporting, the research division manages its business with cross functional areas of expertise rather than by therapeutic class or phase of development. Examples of areas of expertise are global chemistry, pharmaceutical sciences, and epidemiology. Because these functional areas are multidisciplinary, the costs incurred by each area do not provide meaningful information to better understand the nature of research and development costs incurred by the research and development division.

Also, since the merger with Schering Plough in 2009, the organizational structure within MRL continues to evolve. Costs included in a particular functional area within MRL could differ from period-to-period making disclosures not comparable or meaningful.

Analysis of Liquidity and Capital Resources, page 75

3.	You state on page 151 “at December 31, 2010, foreign earnings of $40.4 billion have been retained indefinitely by subsidiary companies for reinvestment.” You further state that “a large portion of the cash and investments are held in foreign jurisdictions.” Please provide proposed disclosure to be included in future periodic reports of the amount of cash and investments that are currently held by your foreign subsidiaries that are considered reinvested indefinitely and its expected effect on your liquidity and capital resources.

In response to the Staff’s comment, the Company proposes to include the following disclosure in future periodic filings beginning with our second quarter Form 10-Q:

At June 30, 2011, the total of worldwide cash and investments was $16.2 billion, including $14.0 billion of cash, cash equivalents and short-term investments and $2.2 billion of long-term investments. A substantial majority of these cash and investments, held by foreign subsidiaries, would be subject to significant tax payments if such cash and investments were repatriated. However, cash provided by operating activities in the United States continues to be the Company’s primary source of funds to finance domestic operating needs, capital expenditures, treasury stock purchases and dividends paid to shareholders.

CONFIDENTIAL TREATMENT REQUESTED BY MERCK & CO., INC. (MRK-2011A-4)

FOIA CONFIDENTIAL TREATMENT REQUEST

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Notes to the Consolidated Financial Statements

Note 12. Contingencies and Environmental Liabilities, page 124

4.	Throughout your footnote you disclose for various litigation that unfavorable outcomes “could have a material adverse effect” on the Company’s financial position, liquidity and results of operations. For loss contingencies where you have made this assertion, please address the following:

•	Please provide us with proposed disclosure to be included in future periodic reports of the amount or range of reasonably possible loss, as that term is defined by ASC 450-20.

•

For those matters that you conclude that you cannot estimate an amount or range of reasonably possible loss, please provide us proposed disclosure to be included in future periodic reports in accordance with ASC 450-20 that makes this assertion. For those matters, also provide us an explanation of the procedures you undertake on a quarterly basis to attempt to develop an amount or range of reasonably possible loss.

In response to the Staff’s comment, the Company respectfully notes that in Note 12 the Company discloses that it cannot estimate the possible loss or range of loss with respect to Vioxx-related matters as follows:

The Company believes that it has meritorious defenses to the Vioxx Product Liability Lawsuits, Vioxx Shareholder Lawsuits and Vioxx Foreign Lawsuits (collectively, the “Vioxx Lawsuits”) and will vigorously defend against them. In view of the inherent difficulty of predicting the outcome of litigation, particularly where there are many claimants and the claimants seek indeterminate damages, the Company is unable to predict the outcome of these matters, and at this time cannot reasonably estimate the possible loss or range of loss with respect to the Vioxx Lawsuits not included in the Settlement Program. Other than the Vioxx Liability Reserve established with respect to the DOJ investigation noted above, the Company has not established any reserves for any potential liability relating to the Vioxx Lawsuits or the Vioxx Investigations. Unfavorable outcomes in the Vioxx Litigation could have a material adverse effect on the Company’s financial position, liquidity and results of operations.

With respect to the Vytorin/Zetia (ENHANCE) litigation, the Company proposes to include the following disclosure in future periodic filings beginning with our second quarter Form 10-Q:

The Company believes that it has meritorious defenses to the ENHANCE Litigation and intends to vigorously defend against these lawsuits. The Company is unable to predict the outcome of these matters and at this time cannot reasonably estimate the possible loss or range of loss with respect to the ENHANCE Litigation. Unfavorable outcomes resulting from the ENHANCE Litigation could have a material adverse effect on the Company’s financial position, liquidity and results of operations.

Lastly, the Company has evaluated its disclosures related to vaccine litigation and has determined that the phrase “unfavorable outcomes could have a material adverse effect on the Company’s financial position, liquidity and results of operations” is no longer appropriate considering the developments in this litigation and will delete this language from future periodic filings that discuss this litigation.

With regard to the procedures the Company undertakes on a quarterly basis to attempt to develop an amount or range of reasonably possible loss with respect to these contingencies, the Company advises the Staff as follows:

CONFIDENTIAL TREATMENT REQUESTED BY MERCK & CO., INC. (MRK-2011A-5)

FOIA CONFIDENTIAL TREATMENT REQUEST

BY MERCK & CO., INC. PURSUANT TO 17 C.F.R. § 200.83

The Company undertakes a quarterly litigation reserve review process during which pending litigation is analyzed and to the extent an exposure is probable and reasonably estimable, a litigation reserve is established. In connection with this process, in-house counsel submit quarterly reports updating the status of litigation matters for which they are responsible to the Company’s Office of the General Counsel. These reports then are reviewed with other attorneys at the Company and external counsel. As necessary, matters are reviewed by the appropriate attorneys in the Company’s Office of the General Counsel and with the Company’s accounting area to determine the sufficiency of any accrual and, for material matters, sufficiency of disclosure. It is often possible to quantify the probable and reasonably estimable costs associated with defending legal matters relatively early in the course of a litigation matter; therefore these reserves are established earlier in the process and disclosed as appropriate. Often the complexity and length of time involving material litigation, however, precludes a reasonable determination of liability until much later in the process. When aspects of a litigation become more developed, it may be possible for the Company to make these determinations. As disclosed in the Company’s financial statements, the Company has recorded reserves in anticipation of the possible resolution of certain matters, based on the status of the discussions with the applicable other party. Given the preliminary nature of the remaining Vioxx and Vytorin/Zetia litigation and the complexities involved in those litigations, the Company is unable to reasonably estimate a loss or range of loss until the Company knows (i) what claims, if any will survive dispositive motion practice, (ii) the extent of the claims, including the size of any potential class, particularly when damages are not specified or are indeterminate, (iii) how the discovery process will affect the litigation, (iv) the settlement posture of the other parties to the litigation and (v) any other factors that may have a material effect on the litigation.

5.	You disclose in your first quarter 2011 Form 10-Q that you paid Johnson & Johnson a one-time payment of $500 million in relation to your Centocor Distribution Agreement arbitration. You disclose in your December 31, 2010 Form 10-K that an unfavorable outcome would have a material adverse effect, which would infer that you had data in order to base this assertion. Tell us why you did not disclose an estimate of the amount of loss or range of loss at December 31, 2010. In addition, tell us why you did not accrue an amount at December 31, 2010. Include, in your response, a chronology of the facts and circumstances leading from the time you filed your Form 10-K for the year ended December 31, 2010 to the payment of the settlement.

*

6.	Please refer to your disclosure under the caption “other litigation” on page 135 that “all such proceedings are either adequately covered by insurance or, if not so covered, should not ultimately result in any liability that would have a material adverse effect on the financial position, liquidity or results of operations of the Company” and tell us:

•

Whether this disclosure means that the amount or range of reasonably possible loss, as these terms are used in ASC 450-20, is not material to your financial statements and if so, provide us proposed disclosure to be included in future periodic reports to clarify. If not, provide us proposed disclosure that satisfies the disclosure requirements of ASC 450-20; and

•

Whether your assessment of materiality is based on the amount or range of reasonably possible loss without giving effect to anticipated insurance recoveries, and if so, provide us proposed disclosure to be included in future periodic reports to clarify. If not, provide us proposed disclosure that satisfies the disclosure requirements of ASC 450.

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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FOIA CONFIDENTIAL TREATMENT REQUEST

BY MERCK & CO., INC. PURSUANT TO 17 C.F.R. § 200.83

In response to the Staff’s comment, we advise the Staff that this disclosure is intended to convey that in addition to the specific legal proceedings discussed in Note 12 there are other immaterial matters pending which, due to their nature and magnitude, the Company believes would not result in a material adverse effect on the Company’s financial position, liquidity or results of operations. We supplementally confirm that this assessment was made irrespective of any anticipated insurance recoveries. We also advise the Staff that the reference to possible insurance recoveries with respect to these matters was removed from the above referenced disclosure in the Company’s Form 10-Q for the quarterly period ended March 31, 2011. We propose to include the following disclosure in future periodic reports beginning with our second quarter Form 10-Q:

There are various other legal proceedings, principally product liability and intellectual property suits, involving the Company that are pending. While it is not feasible to predict the outcome of such proceedings or the proceedings discussed in this Note for which a separate assessment is not provided, in the opinion of the Company, the amount or range of reasonably possible loss associated with the resolution of such proceedings, either individually or in the aggregate, is not material.

Note 17. Taxes on Income, page 148

7.	Refer to your $40.4 billion of retained indefinitely foreign earnings. Provide us proposed disclosure to be included in future periodic reports as required by ASC 740-30-50-2.

In response to the Staff’s comment, the Company proposes to disclose the following in its 2011 annual report on Form 10-K:

At December 31, 2011, foreign earnings of $xx.x billion have been retained indefinitely by subsidiary companies for reinvestment; therefore, no provision has been made for income taxes that would be payable upon the distribution of such earnings and it would not be practicable to determine the amount of the related unrecognized deferred income tax liability.

Form 10-Q for the Quarter Ended March 31, 2011

Notes to the Consolidated Financial Statements

Note 5. Financial Instruments

Concentration of Credit Risk, page 13

8.	Refer to your disclosure regarding the concentration of credit risk related to outstanding receivables at March 31, 2011 from certain EU countries totaling approximately $1.5 billion or approximately 19% of your accounts receivables balance, of which $285 million have been outstanding for more than a year. Tell us how much you have reserved in your allowance for doubtful accounts at March 31, 2011, which we note is $111 million, related to these receivables and why you believe the amount reserved is appropriate. Further, describe for us management’s plans and options available to collect these past due receivables and the expected effects of these customers on your future financial position and results of operations including reduction in sales.

A significant portion of the receivables outstanding for more than a year are with public sector entities. At March 31, 2011, our allowance for doubtful accounts associated with the above referenced accounts receivables was approximately $16 million. We believe the reserve amount is appropriate as the public sector entities have a long history of payment and the Company has historically experienced a low level

CONFIDENTIAL TREATMENT REQUESTED BY MERCK & CO., INC. (MRK-2011A-7)

FOIA CONFIDENTIAL TREATMENT REQUEST

BY MERCK & CO., INC. PURSUANT TO 17 C.F.R. § 200.83

of write-offs related to these amounts. Management continuously evaluates the collectability of these receivables based on a variety of factors including the financial performance and creditworthiness of these customers, as well as payments received. We are also evaluating opportunities to factor certain receivables in certain countries.

Management continues to work closely with each of its customers to ensure full payment. Throughout the quarter we continually communicate with our customers on the ongoing status of outstanding accounts receivable. This communication is in the form of written communication and telephone calls as well as in-person meetings. Further, as part of our quarterly procedures, we confirm that payments from customers continue to be received, validate that the outstanding accounts receivable are collectible and that revenue recognition on current sales is appropriate.

Finally, the Company continues to follow events in each of the countries experiencing financial difficulties and if, based upon current events, the facts supporting collectability change, we record incremental reserves, if necessary. As an example, we recorded incremental reserves when facts supporting the collectability of outstanding accounts receivable changed in Greece. In the second quarter of 2010, upon the Greek government’s announcement of its intent to issue bonds in exchange for 2007-2009 outstanding accounts receivable for certain institutional customers, we recorded an adjustment reducing the outstanding accounts receivable to reflect the market value of Greek bonds with equivalent maturities to those we were expecting to receive. Throughout the remainder of 2010, we continued to adjust the accounts receivable to reflect the continued deterioration of Greek bonds. All of the adjustments reducing our accounts receivable both individually and in aggregate were not significant to Merck’s results of operations.

We do not expect to have write-offs or adjustments to accounts receivable which would have a material adverse effect on the financial position, liquidity or results of operations of the Company.

***

In connection with this response letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to this letter, please contact the undersigned at (908) 423-2485.

Very truly yours,

/s/ John Canan
John Canan
Senior Vice President and Controller

CONFIDENTIAL TREATMENT REQUESTED BY MERCK & CO., INC. (MRK-2011A-8)